Commission File Number:
000-51957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
FGBC Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable:

101 Main Street

Address of Principal Executive Office (Street and Number)
Franklin, GA 30217

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     FGBC Bancshares, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) by the prescribed due date because the review process with respect to the Company’s financial statements had not been finalized.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Teresa L. Martin	(678)	839-6700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During 2010 the Company continued to experience a number of developments that had a significant negative impact on the Company’s financial condition and results of operations. These developments include, without limitation, the following:
•	The Company has continued to experience substantial deterioration in the quality of its loan portfolio, primarily as a result of weak real estate markets in the areas where the Company conducts its business. This deterioration has resulted in a significant increase in the level of non-performing assets and the corresponding allowance for loan losses; and

•	The Company expects to incur a substantial net loss for the fourth quarter and year ended December 31, 2010, largely as the result of a significant increase in the provision for loan losses and the costs associated with non-performing assets.
     For the nine months ended September 30, 2010 the Company reported a net loss of approximately $9.3 million, or $0.67 per common share. Due to the developments described above, the Company incurred further losses in the fourth quarter. However, the Company does not believe that it is appropriate to provide quantitative disclosures regarding its financial condition and results of operations for the fourth quarter and full year 2010 until the review process for the financial statements has been completed.

FGBC Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

FGCB BANCSHARES, INC.
Date:	April 1, 2011	By:	/s/ Teresa L. Martin

Teresa L. Martin, CFO